Exhibit 99.1

Provident Announces 2009 Second Quarter Results, Acquisition of Sarnia Fractionation Capacity,
Decision to Sell Saskatchewan Upstream Assets and August Cash Distribution

News Release 13-09
August 13, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its 2009 second quarter interim financial and operating results, the acquisition of additional fractionation capacity at Sarnia, its decision to sell 6,320 boed of non-strategic oil-weighted assets (primarily in Saskatchewan) and the August cash distribution of $0.06 per unit.

“Provident’s second quarter results were as expected given weak commodity prices and the challenging economic climate,” said Provident President and Chief Executive Officer, Tom Buchanan. “During the quarter, the Trust announced the conclusion of the strategic review process and its decision to remain structured as a cash-distributing, diversified energy enterprise and implemented a cost-saving internal reorganization to better position Provident to enhance value in both the Upstream and Midstream business units.”

Second Quarter Summary

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Consolidated funds flow from operations during the second quarter of 2009 was $49 million ($0.19 per unit), a decrease of 71 percent when compared to $165 million ($0.65 per unit) in the second quarter of 2008, primarily attributable to the sharp year-over-year decline in commodity prices.

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Unitholder distributions in the second quarter of 2009 were $0.18 per unit resulting in a payout ratio of 97 percent, compared to the 55 percent payout in the second quarter of 2008 when Provident distributed $0.36 per unit. For the six months ended June 30, 2009, Provident had a payout ratio of 76 percent compared to 62 percent for the first half of 2008.

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Provident Midstream sold approximately 102,800 barrels per day (bpd) of natural gas liquids (NGL) during the quarter, a decrease of 7 percent from approximately 110,800 bpd in the second quarter of 2008 caused by weaker petrochemical demand for natural gas liquids and the impact of reduced fractionation at Sarnia due to the recent expiry of leased capacity.

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Provident Midstream continues to achieve growth in stable fee-for-service margin, primarily related to condensate storage and handling activities at its Redwater condensate hub. Gross operating margin from the commercial services business line for the six months ended June 30, 2009 was $30 million, an increase of 37 percent from $22 million in the first half of 2008.

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Provident Midstream generated earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) of $24 million in the second quarter, down 60 percent from $62 million in the second quarter of 2008 due to lower propane-plus sale prices and product margins, lower sales volumes, non-recurring restructuring costs and a $19 million realized loss from the commodity price risk management program.

Provident Energy 2009 Second Quarter Results

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Provident Upstream produced approximately 23,800 barrels of oil equivalent per day (boed) in the second quarter of 2009, down 15 percent from approximately 28,000 boed in the second quarter of 2008. This decrease is due to the reduced 2009 capital program (compared to prior years) and the focus of capital spending in both 2008 and the first half of 2009 on the Dixonville and Pekisko plays where production gains will not be immediately realized.

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Provident Upstream generated funds flow from operations of $30 million in the second quarter of 2009, down 73 percent from $113 million in the same quarter of 2008. This decline reflects substantially lower oil and natural gas prices, lower production volumes and non-recurring restructuring costs, partially offset by a $3 million realized gain from the commodity price risk management program.

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Provident Upstream has received conditional approval from the Alberta Energy Resources Conservation Board (ERCB) to proceed with pilot project expansion and the first phase of the waterflood enhanced oil recovery program in the Dixonville area.

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Provident maintained its financial flexibility during the second quarter with senior bank debt of $511 million, while total net debt was $770 million including subordinated convertible debentures and net working capital (excluding current portion of financial derivative instruments). Provident has a revolving term credit facility with a total borrowing base of $1.125 billion of which approximately $1.0 billion is expected to be accessible in the third quarter due to terms of the facility that limit potential borrowings to a multiple of trailing twelve month Midstream EBITDA, calculated on a quarterly basis.

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Provident concluded its strategic review process and determined that in the context of the current environment, it is in the best interest of unitholders for Provident to remain a cash-distributing, diversified energy enterprise. In conjunction with the conclusion of the review, Provident completed an internal reorganization intended to improve the efficiency and competitiveness of the businesses by streamlining the structure of the organization and reducing costs by approximately $12 million per year. A charge of $9.5 million ($0.04 per unit) occurred during the second quarter as a result of this internal reorganization.

Acquisition of Sarnia Fractionation Capacity

Provident is pleased to announce it has reached an agreement with BP Canada (BP) under which Provident Midstream has agreed to purchase an additional 6.15 percent interest in the Sarnia fractionation facility operated by BP for an immediate payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This agreement is effective August 1, 2009 and will increase Provident’s ownership in the Sarnia fractionator to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 bpd to approximately 20,000 bpd in total. The outright purchase of this fractionation capacity immediately replaces the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009. As a result of this transaction, Provident will defer construction of its previously announced depropanizer facility in Michigan. The opportunity remains to construct this facility at a later date if circumstances warrant.

The purchase of additional Sarnia fractionation capacity is of substantial benefit to Provident and its unitholders. This acquisition results in the immediate addition of incremental sales volume and operating margin in the Empress East business line, several months earlier than the originally scheduled commissioning of the Michigan depropanizer. As a direct result of this transaction, Provident is increasing its EBITDA guidance for 2009.

Provident Energy 2009 Second Quarter Results

Sale of Saskatchewan Upstream Assets

Provident intends to sell up to 6,320 boed of non-strategic oil and natural gas production assets, primarily located in Saskatchewan.

“The decision to sell our assets in Saskatchewan is an important step towards repositioning Provident Upstream for long term sustainability and growth,” said Tom Buchanan. “We believe now is the right time to crystallize the value we have created in these legacy properties and refocus our capital and technical resources on high-impact growth initiatives in both business units.”

During the second quarter of 2009 these assets produced 6,320 boed, consisting of approximately 84 percent crude oil and 16 percent natural gas. Proved plus probable (P+P) oil and gas reserves included in this disposition package totaled 15 million barrels of oil equivalent (mmboe) as of June 30, 2009.  The disposition package will include the following operating areas:

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Southeast Saskatchewan: Primarily light oil assets that produced approximately 2,680 boed in the second quarter of 2009 with 7.4 mmboe P+P reserves and a P+P reserve life index (RLI) of approximately 7.5 years.

•	Southwest Saskatchewan: Primarily shallow natural gas assets that produced approximately 966 boed in the second quarter of 2009 with 2.8 mmboe P+P reserves and a P+P RLI of approximately 7.9 years.

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Lloydminster (Saskatchewan and Alberta): Primarily conventional heavy crude oil assets that produced approximately 2,674 boed in the second quarter of 2009 with 4.8 mmboe P+P reserves and a P+P RLI of approximately 5.0 years.

Net disposition proceeds will be reinvested in high-impact long term growth initiatives such as Provident’s Pekisko and Dixonville oil plays as well as growth projects in the Midstream business unit. In the short term, the sale proceeds will be applied to Provident’s revolving term credit facility.

2009 Guidance Update

Management is increasing its 2009 EBITDA guidance for Provident Midstream to a range of $190 to $215 million (from $180 to $205 million previously), subject to market conditions. This increase is a result of the acquisition of additional Sarnia fractionation capacity effective August 1, 2009.

Management is making a slight adjustment to 2009 production guidance for Provident Upstream to a range of 23,000 to 24,000 boed from the previous range of 23,500 to 25,000 boed. This reduction in expected production volumes is primarily a result of unplanned downtime related to weather and third-party gas pipeline outages. This guidance incorporates a full year of production and does not include any adjustments for asset sales. Provident Upstream plans to spend the remaining $27 million of its $88 million capital budget, primarily in the Dixonville area.

August Cash Distribution

The August cash distribution of $0.06 per unit is payable on September 15, 2009 and will be paid to unitholders of record as of August 24, 2009. The ex-distribution date will be August 20, 2009. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the closing price on August 12, 2009 of $5.60, Provident’s yield is approximately 13 percent.

For unitholders receiving their cash distribution in U.S. funds, the August 2009 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9195. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas exploitation and production business and a natural gas liquids midstream services and marketing

Provident Energy 2009 Second Quarter Results

business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

Provident Energy 2009 Second Quarter Results